UNITEDSTATES
SECURITIESANDEXCHANGE
Washington, D.C. 20

09059416

IB APPROVAL
nber: 3235-0123
February 28, 2010
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ANNUAL AUDITED ....
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 15TH FL.
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CURTIS LANE (212) 887-2113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FL.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIELLE M. O'HARA
Notary Public - State of New York
No. 01OH6183205
Qualified in New York County
My Commission Expires March 10, 2012

Signature

DESIGNATED PRINCIPAL
Title

Danielle M. O'Hara
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
MTS Securities, LLC

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTS Securities, LLC, as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 25, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Roseland Tinton Falls Grand Cayman
www.mkllp.com

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 551,900	
Advisory and consulting fees receivable	475,000	
Deposit	939	
TOTAL ASSETS		$ 1,027,839

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent - MTS Health Partners, L.P.	$ 284,837	
Accounts payable and accruals	7,222	
TOTAL LIABILITIES		$ 292,059
MEMBER'S EQUITY		735,780
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 1,027,839

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with or on behalf of its Parent.

On July 14, 2003, the Company obtained National Association of Securities Dealers ("NASD") registered broker and dealer status and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to (k)(2)(i) of that Rule.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes such tax benefits based upon the tax provision being more-likely-than-not to be sustained upon examination by taxing Authorities. On December 30, 2008, the FASB issued FASB Staff Position No. 48-3 which deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is required to adopt FIN 48 as of January 1, 2009 and that adoption will be reflected in its financial statement for the year ending December 31, 2009. The Company is currently evaluating the impact of the application of this Interpretation.

Income Taxes

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the companies filed on a separate return basis and tax payments are paid to its Parent for their proportionate share of taxes.

NOTE 1 - Summary of Significant Accounting Principles, continued

Income Taxes, continued
The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Use of Estimates in the Financial Statement
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash Concentration
The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. At times, such amount may exceed the FDIC insured limits.

NOTE 2 - Adoption of Statement of Financial Accounting Standards No. 157

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), for assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS 157 had no effect on the Company's financial statement at December 31, 2008. SFAS 157 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

NOTE 2 - Adoption of Statement of Financial Accounting Standards No. 157, continued

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

In February 2008, the FASB issued Staff Position 157-2 ("FSP 157-2"). FSP 157-2 permits delayed adoption of SFAS 157 for certain non-financial assets and liabilities, which are not recognized at fair value on a recurring basis, until fiscal years and interim periods beginning after November 15, 2008. As permitted by FSP 157-2, the Company has elected to delay the adoption of SFAS 157 for qualifying non-financial assets and liabilities, such as property and equipment. The effect upon adoption of SFAS 157 on applicable non-financial assets and liabilities is not expected to be material.

NOTE 3 - Related-Party Transactions

The Company has a services agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. The Company amended this services agreement with the Parent as of January 1, 2009, whereby the service fees payable to the Parent by the Company will be approximately $36,000 per month.

NOTE 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $259,841, which exceeded required net capital by $240,370, and a total aggregate indebtedness of $292,059. The Company's net capital ratio was 1.12 to 1 at December 31, 2008.

NOTE 5 - Advisory and Consulting Fees Receivable

During the year ended December 31, 2008, the Company participated in several transactions with clients under which the Company would provide financial advisory services in connection with proposed business acquisitions, including analysis, planning, structuring, negotiation, execution and various other advisory services. As of December 31, 2008, an aggregate of $475,000 remains outstanding from two clients.